SEC 1746 (12-91)





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*



                              SANTA BARBARA BANCORP
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   801233-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)


                             Jay Donald Smith, Esq.
                               1021 Anacapa Street
                             Santa Barbara, CA 93101
                                 (805) 966-9176
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 2  of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     Santa Barbara Bank & Trust, as Trustee of the Santa Barbara Bank & Trust Employees Stock Ownership Plan and Trust
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 31,207
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                729,798
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  761,005
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 NONE
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     761,005
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 3 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     DONALD M. ANDERSON
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 276,753
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  276,753
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     307,960
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.04%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 4 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     DAVID W. SPAINHOUR
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 234,400
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  234,400
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,607
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.49%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 5 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     WILLIAM S. THOMAS, JR.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 33,033
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  33,033
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     64,240
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .84%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 6 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     DONALD E. BARRY
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 11,093
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  11,093
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,300
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .57%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 7 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     DONALD E. LAFLER
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 19,212
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  19,212
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,419
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .66%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 8 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     JOHN J. MCGRATH
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 67,066
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  67,066
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     98,273
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.29%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 9 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     PAULETTE POSCH
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 15,488
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  15,488
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     46,695
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .61%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 10 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     DAVID RISTIG
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 12,765
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  12,765
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,972
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .58%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 11 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     JAY D. SMITH, ESQ.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 84,444
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  84,444
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,651
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.52%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                 --------------------
CUSIP No. 801233-10-7                                      Page 12 of 20 Pages
--------------------------                                 --------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

     KENT M. VINING
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
    ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                 46,393
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                31,207
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  46,393
                            ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 31,207
                            ---------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,600
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.02%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 7)

SEC 1746 (12-91)

The Schedule 13D jointly filed by Santa Barbara Bank & Trust and others with respect to the Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust is hereby amended as follows. The Schedule 13D was originally filed on January 31, 1985 and subsequently was amended by Amendments No. 1, 2, 3, 4, 5 and 6.

Item 1.  Security and Issuer.

Common Stock of Santa Barbara Bancorp, a California corporation ("Bancorp"), whose principal executive offices are located at 1021 Anacapa Street, Santa Barbara, California 93101.

Item 2.  Identity and Background.

The shares of Common Stock of the Company with respect to which this Schedule 13D is being filed are owned of record by Santa Barbara Bank & Trust, as Trustee of the Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust (the "ESOP"). This Schedule 13D is being jointly filed by Santa Barbara Bank & Trust, as Trustee of the ESOP, and by the members of the Advisory Committee of the ESOP. The identity and other applicable information about the persons filing this Schedule 13D are set forth below.

   Santa Barbara Bank & Trust, as Trustee

   Santa Barbara Bank & Trust
   State of Incorporation:       California
   Principal Business:           California State-Chartered Bank
   Address of Principal
      Business and Offices:      1021 Anacapa Street
                                 Santa Barbara, CA  93101

   Officers and Directors of Santa Barbara Bank & Trust, as Trustee

   The following information is provided pursuant to General Instruction C with respect to the Executive Officers and Directors of Bancorp and of Santa Barbara Bank & Trust, a California corporation (the "Company"). The Company is a wholly owned subsidiary of Bancorp. All of the following persons, identified as Directors, are Directors of both the Company and Bancorp.

  Name and Address                       Occupation & Business Address

  Donald M. Anderson                     Director
  1021 Anacapa Street                    Chairman of the Board,
  Santa Barbara, CA  93101               Santa Barbara Bancorp
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101

  Frank C. Barranco, M.D.                Director
  1259 Deer Trail Lane                   Retired
  Solvang, CA 93463

  Edward E. Birch, Ph.D.                 Director
  955 La Paz Road                        Executive Vice President,
  Santa Barbara, CA  93108               Westmont College
                                         955 La Paz Road
                                         Montecito, CA  93108

  Terrill F. Cox                         Director
  121 N. H Street                        Attorney
  Lompoc, CA 93436                       Grossman, Cox & Johnson
                                         121 N. H Street
                                         Lompoc, CA 93436

  Richard M. Davis                       Director
  4125 Hidden Oaks                       Retired
  Santa Barbara, CA  93105

  Anthony Guntermann                     Director
  816 State Street, Suite 400            Certified Public Accountant,
  Santa Barbara, CA  93101               McGowan Guntermann Accountants
                                         816 State Street, Suite 400
                                         Santa Barbara, CA 93101

  Dale E. Hanst                          Director
  1421 State Street, Suite B             Of Counsel,
  Santa Barbara, CA  93101               Reicker, Clough, Pfau & Pyle, LLP
                                         Attorneys at Law
                                         1421 State Street, Suite B
                                         Santa Barbara, CA  93101

  Harry B. Powell                        Director
  3593 Padaro Lane                       Retired
  Carpinteria, CA 93013

  David W. Spainhour                     Director
  1021 Anacapa Street                    President, Santa Barbara Bancorp
  Santa Barbara, CA  93101               1021 Anacapa Street
                                         Santa Barbara, CA  93101

  William S. Thomas, Jr.                 Director
  1021 Anacapa Street                    President and Chief Executive Officer,
  Santa Barbara, CA  93101               Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101

  David A. Abts                          Executive Vice President and
  1021 Anacapa Street                    Director of MIS and Operations
  Santa Barbara, CA  93101               Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101

  Donald E. Barry                        Executive Vice President and
  1021 Anacapa Street                    Trust & Investment Services Manager
  Santa Barbara, CA  93101               Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101

  Donald E. Lafler                       Senior Vice President and
  1021 Anacapa Street                    Chief Financial Officer
  Santa Barbara, CA  93101               Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101

  John J. McGrath                        Senior Vice President and
  1021 Anacapa Street                    Chief Credit Officer
  Santa Barbara, CA  93101               Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101

  Jay D. Smith, Esq.                     Senior Vice President and
  1021 Anacapa Street                    General Counsel
  Santa Barbara, CA  93101               Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101


  Catherine R. Steinke                   Senior Vice President and
  1021 Anacapa Street                    Director of Human Resources
  Santa Barbara, CA  93101               Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA  93101

  Kent M. Vining                         Senior Vice President
  1021 Anacapa Street                    Santa Barbara Bank & Trust
  Santa Barbara, CA  93101               1021 Anacapa Street
                                         Santa Barbara, CA  93101


Advisory Committee

        The ESOP is administered by an Advisory Committee. The Advisory Committee has the power to direct the Trustee to vote shares of Common Stock held by the ESOP to the extent that those shares are not allocated to individual Participant accounts. As of the date of this Schedule, there are 31,157 shares of Common Stock held by the ESOP which have not been allocated to individual Participants' accounts. The following information is provided with respect to the members of the Advisory Committee.

  Name and Address                       Occupation & Business Address

  Donald M. Anderson                     See above

  John J. McGrath                        See above.

  Paulette Posch                         Vice President and
  1021 Anacapa Street                    Employee Benefits Plan Manager
  Santa Barbara, CA 93101                Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA 93101

  David Ristig                           Vice President and
  1021 Anacapa Street                    MIS/Operations Manager
  Santa Barbara, CA 93101                Santa Barbara Bank & Trust
                                         1021 Anacapa Street
                                         Santa Barbara, CA 93101

  Jay D. Smith, Esq.                     See above.

  David W. Spainhour                     See above.

  William S. Thomas, Jr.                 See above.

  Donald E. Barry                        See above.
  Donald E. Lafler                       See above.
  Kent M. Vining                         See above.

(d) During the last five years, neither Bancorp nor any of the persons named above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the last five years, neither Bancorp nor any of the persons named above was a party to any proceeding or is or was subject to any judgment, decree or final order of the type described in paragraph (e) of Item 2 of the Instructions.

      (f) All of the above named natural persons are citizens of the United States.

Disclaimer

Each of the members of the Advisory Committee named above disclaims any beneficial ownership of the shares of Common Stock held in the ESOP, except only to the extent that such individual is a Participant in the ESOP and such shares have been allocated to such individual's Participant's account. Further, each of the persons jointly filing this Schedule expressly disaffirms and disclaims membership in any group of persons who have acted or have agreed to act together for the purposes of acquiring, holding, voting or disposing of Common Stock of Bancorp.

Item 3.  Source and Amount of Funds or Other Consideration.

ESOP Purchases of Santa Barbara Bancorp Stock in 1997


Date of Purchase           Shares            Share Price        Dollar Value

March 24, 1997              2,000              $30.625             $61,250
April 8, 1997              17,200              $30.375            $522,450
April 21, 1997             10,000              $32.000            $320,000
April 30, 1997                470              $31.875             $14,981
May 6, 1997                   952              $33.875             $32,249
June 25, 1997              40,000             $41.3125          $1,625,550

On June 25, 1997, the ESOP purchased 40,000 shares of Bancorp's Common Stock from the Donald M. Anderson 1997 Charitable Remainder Unitrust U/T/A 5-30-97 for an aggregate purchase price of $1,652,500 ($41.3125 per share).

The funds used by the ESOP to purchase the shares described above were contributed to the ESOP by the Company from its general operating revenues.

After giving effect to the transactions described above, the ESOP holds a total of 760,955 shares of Common Stock. The foregoing number of shares reflects the 3-for-2 stock split of Bancorp's Common Stock that was effective January 24, 1996.

Item 4.       Purpose of Transaction.

The foregoing shares of Bancorp's Common Stock were acquired by the ESOP to be held in the ESOP for the benefit of the employees of the Company. None of the reporting persons has any present plans which relate to or would result in any transaction of the type described in clauses (a) through (j) of Item 4 of the Instructions.

Item 5.  Interest in Securities of the Issuer.

      (a) The following table sets forth the number of shares of Common Stock of Bancorp beneficially owned by (including shares over which options exist which may be exercised within 60 days of the date of this Schedule) and the percentage of ownership of (i) the Company, as Trustee of the ESOP, (ii) each of the Executive Officers and Directors of the Trustee, and (iii) each of the members of the Advisory Committee of the ESOP.

                                          NUMBER OF
                    NUMBER OF             SHARES
                    SHARES                WITH
                    WITH SOLE  OPTION     SHARED        TOTAL     PERCENT OF
      PERSON        POWER (1)  SHARES (2) POWER (3)  SHARES (4)   CLASS (5)
Santa Barbara Bank    31,207               729,798     761,005       9.99%
& Trust, as                                                           or
Trustee of the                                                      10.00%
Santa Barbara Bank
& Trust Employees
Stock Ownership
Plan and Trust

Donald M. Anderson   236,001     40,752     31,207     307,960       4.04%
Frank C. Barranco     17,236      1,799        0        19,085       0.24%
Edward E. Birch       13,390     11,113        0        24,553       0.32%
Terrill F. Cox           500        0          0           500       0.01%
Richard M. Davis      18,975        899        0        19,874       0.26%
Anthony Guntermann    27,870      7,960        0        35,880       0.47%
Dale E. Hanst         46,770     12,223        0        59,043       0.77%
Harry B. Powell       12,373      2,979        0        15,402       0.20%
David W. Spainhour   231,314      3,086     31,207     265,607       3.49%
William S. Thomas,        33     33,000     31,207      64,240       0.84%
Jr.
David A. Abts         19,297     12,008       0         31,355       0.41%
Donald E. Barry        2,543      8,500     31,207      42,300       0.57%
Donald E. Lafler       8,683     10,529     31,207      50,419       0.66%
John J. McGrath       33,055     34,011     31,207      98,273       1.29%



                                           NUMBER
                    NUMBER OF              OF
                    SHARES                 SHARES
                    WITH SOLE    OPTION    WITH         TOTAL     PERCENT OF
      PERSON        POWER (1)  SHARES (2)  SHARED    SHARES (4)   CLASS (5)
                                           POWER (3)
Paulette Posch        13,939      1,549     31,207      46,695       0.61%
David Ristig           5,526      7,239     31,207      43,972       0.58%
Jay D. Smith, Esq.    57,228     27,216     31,207     115,651       1.52%
Catherine R.             133      5,500          0       5,633       0.07%
Steinke
Kent M. Vining        18,144     28,249     31,207      77,600       1.02%


(1) Each of the above named individuals owns outright and possesses sole power to vote and to direct the disposition of these shares.

(2) This column discloses shares subject to presently exercisable options held by the named persons which are exercisable within 60 days of the date of this Schedule.

(3) This column represents shares over which the named persons possess shared power of disposition. Namely, these are the shares held in the ESOP and over which members of the Advisory Committee have the power of disposition. The named persons disclaim any beneficial ownership in any securities held by the ESOP, except to the extent that such persons are Participants in the ESOP and shares held by the ESOP have been allocated to such persons' individual accounts (as to such shares that have been allocated to such persons' individual accounts, the named persons possess voting power, but do not possess investment control or power of disposition over such shares). As to the Company, as Trustee of the ESOP, the Company has power, at the direction of the Advisory Committee, to vote shares that have not been allocated to individual Participants' accounts and the ultimate power of disposition of shares held in the ESOP.

Of the individuals named above, the following are Participants in the ESOP and the following number of shares have been allocated to their individual accounts:

Donald M. Anderson                                                      24,222
David A. Abts                                                            5,354
Donald E. Barry                                                             43
Donald E. Lafler                                                         3,923
John J. McGrath                                                         18,591
Paulette Posch                                                           7,305
David Ristig                                                             3,072
Jay D. Smith, Esq.                                                      14,748
David W. Spainhour                                                      25,047
Catherine R. Steinke                                                       133
William S. Thomas, Jr                                                       33
Kent M. Vining                                                          18,129




(4)   This column represents the total of columns 1 through 3, above.

(5) In computing the number of shares of Common Stock of Bancorp outstanding, all options reported in column 2 have been treated as exercised and the shares underlying such options have been treated as issued and outstanding. On that basis, as of the date of this Schedule, there are 7,614,591 shares actually outstanding, options covering a total of 248,612 shares are deemed outstanding and a total of 7,863,203 shares are deemed outstanding. Shares covered by outstanding options have not been included as outstanding shares for purposes of computing the percent of class held by the Trustee.

(6) In addition to the transactions described in Item 3 above, since the filing of Amendment No. 6 to the Schedule 13D, (i) certain of the reporting persons acquired additional shares of Common Stock of Bancorp and/or options on shares of Common Stock of Bancorp under one or more of the Company's stock option plans and (ii) certain of the reporting persons disposed of shares of Common Stock of Bancorp for their own account. These transactions, which are reflected in the above Table, did not result in a material change in the percentage ownership of the reporting persons, either individually or in the aggregate.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits

The following Exhibits are attached:
      (a)   Consent relating to the joint filing of this Schedule 13D.

SEC 1746 (12-91)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SANTA BARBARA BANK & TRUST, as Trustee of the Santa
                            Barbara Bank & Trust Employee Stock Ownership Plan and Trust


                            By:
           Date                   William S. Thomas, Jr., President


                       MEMBERS OF THE ADVISORY COMMITTEE:



                  Date                    Donald M. Anderson


                  Date                    David W. Spainhour


                  Date                    William S. Thomas, Jr.


                  Date                    Donald E. Barry


                  Date                    Donald E. Lafler


                  Date                    John J. McGrath


                  Date                    Paulette Posch


                  Date                    David Ristig


                  Date                    Jay D. Smith, Esq.


                  Date                    Kent M. Vining

                     CONSENT TO JOINT FILING OF SCHEDULE 13D

Each of the undersigned consents and agrees to the filing of a Joint Statement on Schedule 13D pursuant to Rule 13d-1(f)(iii) pertaining to the shares of Common Stock of Santa Barbara Bancorp held by the Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust.

                         SANTA BARBARA BANK & TRUST, as Trustee of the Santa
                            Barbara Bank & Trust Employee Stock Ownership Plan and Trust


                            By:
           Date                   William S. Thomas, Jr., President




                  Date                    Donald M. Anderson


                  Date                    David W. Spainhour


                  Date                    William S. Thomas, Jr.


                  Date                    Donald E. Barry


                  Date                    Donald E. Lafler


                  Date                    John J. McGrath


                  Date                    Paulette Posch


                  Date                    David Ristig


                  Date                    Jay D. Smith, Esq.


                  Date                    Kent M. Vining

                                    Exhibit A